January 24, 2020 VIA EDGAR AND OVERNIGHT DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	53rd at Third

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Attention:	Jacqueline Kaufman
Mara Ransom
Patrick Kuhn
Adam Phippen

Re:	Vroom, Inc.
Draft Registration Statement on Form S-1
Filed December 13, 2019
CIK No. 0001580864

Ladies and Gentlemen:

On behalf of Vroom, Inc. (the “Company”), we are hereby confidentially submitting an Amendment to the Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on December 13, 2019 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on January 9, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Risk Factors

Our business is dependent upon access to desirable vehicle inventory . . ., page 21

1.

Please revise to quantify your dependence upon the one third-party auction source from which you acquire a significant amount of your inventory, so that readers can understand your dependence upon this source. In an appropriate place in your prospectus, please revise to quantify each of your sources of inventory, given your stated intention to increase inventory from consumers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 69.

January 24, 2020

Our business is dependent upon our ability to expeditiously sell inventory. . . . , page 22

2.

We note you disclose that “[h]istorically, the rate at which customers return vehicles has been relatively low but there is no assurance that that rate will remain similar to our historical levels” and that “[i]f [you] have higher than expected return rates, such inventory would continue to depreciate in value . . . .” Please disclose your historical customer return rates to put your disclosure in greater context.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Metrics, page 66

3.

We note your disclosure that you regularly review a number of metrics to evaluate your business, measure your performance, identify trends in your business, prepare financial forecasts and make strategic decisions and you focus heavily on metrics related to unit economics as improved gross profit per unit is a key element of your growth and profitability strategies. We also note your disclosure relates exclusively to your Ecommerce segment. Please balance your disclosure with the related metrics for your other two segments.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes that providing supplemental metrics for the Wholesale and TDA segments would not accurately reflect the principal bases upon which management evaluates the Company’s performance and, accordingly, would not be meaningful to investors. Management views the Ecommerce segment as the core driver of its growth and profitability strategies, and the metrics related to the Ecommerce segment are the most significant factors that management takes into account when evaluating overall performance, identifying trends, preparing financial forecasts and making strategic decisions for the Company.

The Company describes the key elements of its platform and business model in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “—Our Model” sections starting on page 62 of the Draft Submission. Drawing on that disclosure with respect to the Staff’s comment, the Company notes that it believes that its growth and future profitability is largely dependent on its ability to achieve efficiency from scale through the continued expansion of its ecommerce operations. The Wholesale segment provides a disposition channel and additional source of revenue for vehicles that do not meet the Company’s retail sales criteria; however, the Wholesale segment is generally ancillary to and a by-product of the Company’s retail operations. Similarly, while the TDA segment has generated meaningful revenues historically, the Company does not view the TDA segment as a driver of its future growth and profitability, and accordingly, is keenly focused on further investment in the expansion of its core ecommerce operations. Over time, the Company expects that the TDA segment will become proportionately less significant to the Company’s total vehicle sales and revenues.

Accordingly, as the main driver of growth and the key to the Company’s profitability, the Company’s management measures overall performance, identifies trends, prepares financial forecasts and makes strategic decisions for the Company predominantly based on metrics related to the Ecommerce segment.

January 24, 2020

4.	Please balance your discussion of your key operating and financial metrics by identifying material risks or limitations in using those particular metrics, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 66.

TDA, page 74

5.

We note your discussion that TDA gross profit decreased primarily because of a decrease in vehicle gross profit per unit stemming from increases in reconditioning and logistics costs in your Vroom VRC as you significantly expanded your ecommerce business. Since TDA is your retail store, please discuss why expansion of your ecommerce business impacts gross profit at your retail store level.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 76.

Selling, general and administrative expenses, page 76

6.

Refer to the table on page 76 showing the components of selling, general and administrative expenses. We note that “other” consists of 20% of the total of selling, general and administrative expenses. Please tell us the components of “other” and disclose separately amounts of “other” exceeding 5% of selling, general and administrative expenses.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the “other” component of selling, general and administrative expenses for the year ended December 31, 2018 primarily consisted of expenses related to information technology, losses on the disposal of property and equipment, lease exit costs and expenses for professional services, insurance and other administrative costs. There were no individual items included within “other” that exceeded 5% of total selling, general and administrative expenses for the year ended December 31, 2018. The largest component of “other” consisted of expenses related to information technology, which were approximately $4.1 million, or 3% of total selling, general and administrative expenses, for the year ended December 31, 2018.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 82

7.

Please clarify whether the Ecommerce and Wholesale reporting units also required a quantitative test. In addition, please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

January 24, 2020

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	the amount of goodwill allocated to the reporting unit;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that quantitative goodwill impairment tests were not required for the Ecommerce and Wholesale reporting units. The Company elected to perform qualitative impairment assessments for these two reporting units in connection with the Company’s annual goodwill impairment test. Based on the results of the qualitative impairment assessments, the Company concluded that it was not more likely than not that the fair value of the reporting units were less than the carrying values. For the TDA reporting unit, the Company elected to bypass the optional qualitative assessment and performed a quantitative test in connection with the Company’s annual goodwill impairment test. The results of the quantitative test indicated that the fair value of the TDA reporting unit substantially exceeded carrying value by approximately 105%.

The Company has revised its disclosure on page 83 to state that the fair value of the TDA reporting unit substantially exceeds carrying value and is not at risk of failing the quantitative impairment test. The Company has also revised its disclosure on page 83 to state that the results of the Company’s qualitative impairment assessments for the Ecommerce and Wholesale reporting units indicated that it was not more likely than not that the fair value of the reporting units were less than the carrying values.

Business, page 85

8.	In an appropriate place in your prospectus, please describe the material terms and conditions associated with customer returns and refunds. See Item 101(c)(1)(vi) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 100.

January 24, 2020

Principal Stockholders, page 115

9.

Please disclose the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by entities affiliated with Catterton, General Catalyst Group VII, L.P., Auto Holdings, LLC and Cascade Investment, LLC.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 128 and 129.

Note 3. Revenue Recognition

Product Revenue, page F-17

10.

We note your disclosure that your customers may enter into a retail installment sales contract to finance the purchase of used vehicles and you sell these contracts on a nonrecourse basis to various financial institutions. You receive a fee from the financial institution based on the difference between the interest rate charged to the customer that purchased the used vehicle and the interest rate set by the financial institution. These fees are recognized upon sale and assignment of the installment sales contract to the financial institution. Please tell us how the sale of the retail installment sales contract complies with ASC Topic 860, Transfers and Servicing of Financial Assets. In addition, tell us how you account for retail installment sales contracts that remain unsold at the end of the reporting period.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it analyzed its sales accounting under ASC Topic 860, Transfers and Servicing of Financial Assets. ASC 860-10-40-5 states that a transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets is accounted for as a sale if and only if all of the following conditions are met:

•	the transferred financial assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership;

•

each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or third-party holder of its beneficial interests) from taking advantage of its right to pledge or exchange the asset and provides more than a trivial benefit to the transferor; and

•

the transferor, its consolidated affiliates included in the financial statements being presented or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets.

The Company concluded that the assignment of the retail installment sales contracts meet the above sale criteria because (i) they have been fully transferred to the financial institutions, (ii) they are legally isolated from the Company, (iii) the financial institutions have the right to pledge or exchange their interest in the loans and (iv) the Company does not maintain any effective control over these assets.

January 24, 2020

The Company’s risk related to these transactions is limited to a portion of the fee it receives from the financial institution if the loan is prepaid or otherwise terminated within a specified time period (referred to as a “chargeback”), which is typically 90 days.

The Company also advises the Staff that there are no retail installment sales contracts that remain unsold at the end of a reporting period because the Company’s retail installment sales contracts are concurrently assigned to financial institutions on a non-recourse basis at the time the vehicles are purchased by customers. The respective financial institution is listed as the assignee within the contract.

The Company does not record finance receivables from customers since retail installment sales contracts are immediately assigned at the time of vehicle purchases. Instead, the Company recognizes short-term receivables due from the financial institutions until it receives the proceeds for the vehicle purchases. If a customer decides to finance the purchase of a vehicle through a retail installment sales contract, the selected financial institution makes a credit decision following its standard approval processes. If the customer’s credit application is approved by the financial institution, the Company will proceed with a retail installment sales contract, which is immediately assigned to the financial institution at the time of purchase.

Part II

Item 17. Undertakings, page II-4

11.	Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page II-4.

General

12.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

* * *

January 24, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)

Paul J. Hennessy, Chief Executive Officer, Vroom, Inc.

David K. Jones, Chief Financial Officer, Vroom, Inc.

Patricia Moran, Esq., Chief Legal Officer, Vroom, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Courtenay Myers Lima, Esq., Latham & Watkins LLP

Gregory A. Fernicola, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP